                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          COPLEY PHARMACEUTICAL, INC.
                          ---------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                         (Title of Class of Securities)

                                  21745K-10-1
                                ---------------
                                (CUSIP Number)


Julie K. Chapin Esq.                                 Harry R. Benz
Associate General Counsel                            Hoechst Corporation
Hoechst Celanese Corporation                         Route 202-206
Route 202-206                                        P.O Box 2500
P.O. Box 2500                                        Somerville, NJ 08876-1258
Somerville, NJ 08876-1258                            (908) 231-2281
(908) 231-2689
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 11, 1996
     ---------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box      [ ].

Check the following box if a fee is being paid with this statement        [ ].
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CUSIP No. 217445k-10=1                                                        2

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 1)  Name of Reporting Person and its                  Hoechst Corporation
     I.R.S. Identification Number                       22-1862783

--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if                                     (a) [X]
     a Member of a Group                                              (b) [ ]

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 3)  SEC Use Only

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 4)  Source of Funds                                              Not applicable

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 5) Check Box if Disclosure of Legal                                      [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

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6) Citizenship or Place of Organization                                Delaware

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Number of                    7)  Sole Voting Power                     9,934,100
Shares
Beneficially                ----------------------------------------------------
Owned by
Each                         8)  Shared Voting Power                           0
Reporting
Person With                 ----------------------------------------------------

                             9)  Sole Dispositive Power                9,934,100

                            ----------------------------------------------------

                            10)  Shared Dispositive Power                      0

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned
    by Each Reporting Person                                           9,934,100

--------------------------------------------------------------------------------

12) Check Box If the Aggregate Amount
    in Row (11) Excludes Certain Shares                                      [ ]

--------------------------------------------------------------------------------

13) Percent of Class Represented
    by Amount in Row (11)                                                  52.9%

--------------------------------------------------------------------------------

14) Type of Reporting Person                                                  CO

CUSIP No. 2174445k-10-1                                                       3
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1) Name of Reporting Person and its             HCCP Acquisition Corporation
   I.R.S. Identification Number                 22-3277537

--------------------------------------------------------------------------------

2)  Check the Appropriate Box if                                      (a) [X]
    a Member of a Group                                               (b) [ ]

--------------------------------------------------------------------------------

3)  SEC Use Only

--------------------------------------------------------------------------------

4)  Source of Funds                                              Not applicable

--------------------------------------------------------------------------------

5)  Check Box if Disclosure of Legal                                      [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6) Citizenship or Plan of Organization                                  Delaware

--------------------------------------------------------------------------------

Number of                           7)  Sole Voting Power              9,934,100
Shares
Beneficially                        --------------------------------------------
Owned by
Each                                8)  Shared Voting Power                    0
Reporting
Person With                         --------------------------------------------

                                    9)  Sole Dispositive Power         9,934,100

                                    --------------------------------------------

                                    10) Shared Dispositive Power               0

--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned
    by Each Reporting Per                                              9,934,100

--------------------------------------------------------------------------------

12) Check Box If the Aggregate Amount
    in Row (11) Excludes Certain Shares                                      [ ]

--------------------------------------------------------------------------------

13) Percent of Class Represented
    by Amount in Row (11)                                                  52.9%

--------------------------------------------------------------------------------

14) Type of Reporting Person                                                  CO

        This Statement on the Schedule 13D (the "Schedule 13D") with respect to the Common Stock of Copley Pharmaceutical, Inc. (the "Issuer"), is filed jointly by Hoechst Corporation, a Delaware Corporation ("Parent"), and HCCP Acquisition Corporation ("Acquisition"). Parent and Acquisition hereby amend their Statement on Schedule 13D with respect to the Common Stock of Issuer.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

        Item 4 is hereby amended to add the following:

        Ken E. Starkweather, a senior financial manager of Parent's subsidiary, Hoechst Marion Roussel, Inc. ("HMRI"), has left his position as Director of Procurement for US operations of HMRI to become Vice President - Finance of the Issuer. Parent reviews continuously its investments, including its investment in the Issuer, and may, depending upon its evaluation of the business and prospects of the Issuer and on future developments and general market and economic conditions, as well as opportunities available to Parent or Acquisition, and subject to existing or future contractual restrictions, limitations, or requirements, at any time determine to seek to influence management of, or seek control of, the Issuer, or cease such influence or control, or increase or decrease, or cease to increase or decrease, or dispose of its holdings of securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
----------------------------------------

        EXHIBIT A Agreement to File Jointly dated October 9, 1996, by and between Parent ant Acquisition.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HOECHST CORPORATION


                                          ----------------------------------
                                          By: David A. Jenkins
                                          Vice President, General Counsel &
                                          Secretary


Date: October 9, 1996

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HCCP ACQUISITION CORPORATION


                                          ----------------------------------
                                          By: Rebecca R. Tilden
                                          Secretary


Date: October 9, 1996